UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40712

Cardiol Therapeutics Inc.
(Translation of registrant's name into English)

602-2265 Upper Middle Road East, Oakville, Ontario, Canada L6H 0G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F     [X] Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	News Release dated February 25, 2026 - Cardiol Therapeutics to Present at TD Cowen 46th Annual Health Care Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOL THERAPEUTICS INC.
(Registrant)

Date: February 25, 2026	By:	/s/ Chris Waddick

Chris Waddick
	Title:	Chief Financial Officer